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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           J. Alexander's Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    466096104
                     --------------------------------------
                                 (CUSIP Number)

                                E. Townes Duncan
                         3401 West End Avenue, Suite 520
                           Nashville, Tennessee 37203
                                 (615) 665-3818

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on the following pages)

                               (Page 1 of 7 Pages)


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CUSIP No. 466096104                     13D                 Page 2 of 7 Pages

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  1    NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       E. Townes Duncan
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                     (b)  [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS

       00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)  [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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  NUMBER OF        7     SOLE VOTING POWER
                         39,100 shares of Common Stock
   SHARES       ----------------------------------------------------------------

 BENEFICIALLY      8     SHARED VOTING POWER
                         1,756,246 shares of Common Stock
   OWNED BY     ----------------------------------------------------------------

    EACH           9     SOLE DISPOSITIVE POWER
                         39,100 shares of Common Stock
  REPORTING     ----------------------------------------------------------------

   PERSON          10    SHARED DISPOSITIVE POWER
                         1,756,246 shares of Common Stock
    WITH
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,795,346 shares of Common Stock, consisting of 38,260 shares of Common Stock held directly, which includes 10,000 shares issuable upon the exercise of outstanding stock options, and 1,757,086 shares of Common Stock held indirectly.
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.2% Common Stock
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  14   TYPE OF REPORTING PERSON

       IN
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CUSIP No. 466096104                 13D                    Page 3 of 7 Pages

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  1    NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Solidus Company
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [X]
                                                                     (b)   [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS

           WC
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)  [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Tennessee
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 NUMBER OF       7     SOLE VOTING POWER
                       0 shares of Common Stock
  SHARES       -----------------------------------------------------------------

BENEFICIALLY     8     SHARED VOTING POWER
                       1,747,846 shares of Common Stock
  OWNED BY     -----------------------------------------------------------------

   EACH          9     SOLE DISPOSITIVE POWER
                       0 shares of Common Stock
 REPORTING     -----------------------------------------------------------------

  PERSON         10    SHARED DISPOSITIVE POWER
                       1,747,846 shares of Common Stock
   WITH
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,747,846 shares of Common Stock, consisting of 1,656,146 shares of
       Common Stock held directly and 91,700 shares of Common Stock owned beneficially as the general partner of Solidus Partners, L.P.
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
       Excludes shares beneficially owned by its President and Director, E. Townes Duncan, personally, either directly or indirectly through his wife, as custodian for minor children or trusts for the benefit of his children.
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.5% Common Stock
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  14   TYPE OF REPORTING PERSON

       00
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 25, 2000, Solidus Partners, L.P., a partnership of which Solidus Company is the general partner, entered into an agreement to purchase 18,300 shares of common stock of the Issuer, par value $0.05 per share (the "Common Stock") in a privately negotiated transaction for a total consideration of $66,337.50. The transaction closed on August 4, 2000. The source of funds was the working capital of Solidus Partners, L.P.

ITEM 4. PURPOSE OF TRANSACTION.

        Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes and made the purchases described herein for investment purposes. Each may make additional purchases for investment purposes from time to time. In addition, Mr. Duncan is a director of the Issuer and may participate in incentive programs available to non-management directors, such as option grants pursuant to the Issuer's 1994 Employee Stock Incentive Plan.

        On March 22, 1999, pursuant to a Stock Purchase and Standstill Agreement between Solidus and the Issuer, Solidus purchased 1,086,266 shares of Common Stock, for $3.75 per share, for an aggregate purchase price of $4,073,497.50. Pursuant to the Stock Purchase and Standstill Agreement, Solidus agreed that (i) for a period of seven years, Solidus and its affiliates would not acquire or hold more than 33% of the Issuer's Common Stock; (ii) for a period of seven years, Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) for a period of seven years, Solidus and its affiliates would not sell the Issuer's Common Stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus; and (iv) the above restrictions on Solidus' ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding Common Stock or with the Securities and Exchange Commission relating to the acquisition by a third party of more than 10% of the outstanding Common Stock, the Issuer's proposing or approving a merger or other business combination, or a change to a majority of the Issuer's Board of Directors over a two-year period. Either Mr. Duncan or Solidus may purchase additional shares of Common Stock subject to the foregoing limitations.

        Except as set forth above, neither Mr. Duncan nor Solidus has plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

        ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

               (a) Mr. Duncan beneficially owns 26.2% of the Issuer's Common Stock (0.57% with sole dispositive power), or 1,795,346 shares of Common Stock, consisting of 38,260 shares of Common Stock held directly, which includes 10,000 shares issuable upon the exercise of stock options, and 1,757,086 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial




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ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus.

        Solidus beneficially owns 25.5% of the Common Stock of the Issuer (0% with sole dispositive power), or 1,747,846 shares of Common Stock, consisting of 1,656,146 shares of Common Stock held directly and 91,700 shares of Common Stock owned beneficially as the general partner of Solidus Partners, L.P.

               (b) Mr. Duncan beneficially owns the following number of shares of Common Stock with:

               Sole Voting Power: 39,100 shares of Common Stock

               Shared Voting Power: 1,756,246 shares of Common Stock

               Sole Dispositive Power: 39,100 shares of Common Stock

               Shared Dispositive Power: 1,756,246 shares of Common Stock

        Mr. Duncan shares voting power and dispositive power with respect to 840 shares held by Mr. Duncan's wife, Ellen Duncan, and with respect to 5,760 shares held in trusts of which Mrs. Duncan is trustee. Mrs.
        Duncan is a homemaker. Her residence address is 4337 Sneed Road, Nashville, Tennessee 37215-3215. She has no disclosures pursuant to
        Item 2(d) or (e). She is a citizen of the United States. Mr. Duncan shares dispositive power with respect to 1800 shares held by a relative, Anne G. Eberle, a homemaker whose residence address is 204 Glen View Cove, Franklin, Tennessee 37064. She has no disclosures pursuant to Item 2(d) or (3). She is a citizen of the United States.

        Mr. Duncan shares voting power and dispositive power with respect to 1,747,846 shares of Common Stock beneficially owned by Solidus, of which he is the President and a member of the Board of Directors.

        Solidus beneficially owns the following number of shares of Common Stock with:

               Sole Voting Power: 0 shares of Common Stock

               Shared Voting Power: 1,747,846 shares of Common Stock

               Sole Dispositive Power: 0 shares of Common Stock

               Shared Dispositive Power: 1,747,846 shares of Common Stock




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        Information with respect to the Board of Governors of Solidus is set forth on Exhibit 2 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on February 1, 1999. The persons listed as members of the Board of Governors are now members of the Board of Directors.

        (c) On July 25, 2000, Solidus Partners, L.P., a partnership of which Solidus Company is the general partner, entered into an agreement to purchase 18,300 shares of common stock of the Issuer, par value $0.05 per share (the "Common Stock") in a privately negotiated transaction for a total consideration of $66,337.50. The transaction closed on August 4, 2000. The source of funds was the working capital of Solidus Partners, L.P.

        (d)    N/A

        (e)    N/A





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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                            /s/ E. Townes Duncan
                                            ----------------------------------
                                            E. Townes Duncan

Date: August 4, 2000
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